Exhibit 16.1

April 12, 2024

U.S. Securities and Exchange Commission
Office of the Chief Accountant
100 F Street, N.W.
Washington, DC 20549

Re: Jin Medical Technologies Ltd.

Dear Sirs:

We have read the statements made by Jin Medical Technologies Ltd. (the “Company”) in its Form 6-K filed with the Securities and Exchange Commission on April 12, 2024, which we take as a supplement to its Form 6-K filed on March 1, 2024. DNTW Toronto LLP (“DNTW”) was not provided an opportunity to review and comment on the Form 6-K filed on March 1, 2024 prior to its filing.

With respect to the Form 6-K filed on April 12, 2024:

We agree with the statements the first paragraph of the Form 6-K that DNTW, a PCAOB-registered accounting firm, is the former auditor of Jin Medical and that DNTW issued a letter through its legal counsel to the Company. By way of clarification, on March 13, 2024 DNTW’s legal counsel wrote to the Company’s legal counsel confirming that the March 1, 2024 Form 6-K was inaccurate and incomplete in several respects. Specifically, the March 13, 2024 letter confirmed that the date of DNTW’s resignation was February 25, 2024; and also confirmed that as of the date of DNTW’s resignation there was an unresolved disagreement between DNTW and the Company regarding the scope of audit procedures to be performed by DNTW before being in a position to issue an audit report on the Company’s September 30, 2023 financial statements. The March 13, 2024 letter, which requested on behalf of DNTW that Jin Medical promptly amend its March 1, 2024 Form 6-K to correct these issues, was followed by a letter from DNTW’s legal counsel dated March 23, 2024, setting forth additional details on for the areas of disagreement and reiterating DNTW’s request that Jin Medical promptly amend its March 1, 2024 Form 6-K to correct these issues.

By way of further clarification, prior to DNTW’s resignation as the Company’s auditors, DNTW had outlined to the Company’s leadership the areas where DNTW concluded that additional information, and the opportunity to perform additional audit procedures relating to that information, were required in order for DNTW to complete its work and issue an audit report. The Company’s position was that such information and procedures were unnecessary and that litigation would be instituted against DNTW if it did not immediately issue its audit report. DNTW concluded that the threat of litigation resulted in an impairment of its independence as the Company’s auditors and thereafter resigned as the Company’s auditors on February 25, 2024.

We neither agree nor disagree with statements in the second paragraph of the Form 6-K, reflecting internal discussions of the Company. We agree with the statement that there were unresolved disagreements with the Company at the time of DNTW’s resignation.

We agree with the statements in the third paragraph of the Form 6-K.

Very truly yours,

DNTW Toronto LLP

Chartered Professional Accountants
Licensed Public Accountants

Cc: Erqi Wang (CEO) and Yanru Guo (Audit Committee Chair), Jin Medical Technolgies Ltd via email